MDS

Science advancing health



2002 ANNUAL REPORT

FINANCIAL REVIEW

Introduction

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2002 and its financial position as at October 31, 2002. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow this document. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2002 and the Company's Annual Information Form (AIF), all of which are published separately.

This MD&A is intended to provide readers with the information that management believes is important to an understanding of MDS's current results and to assessing the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements. These forward-looking statements are affected by risks and uncertainties that are discussed in this document as well as in the AIF. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we separately discuss the results of our core businesses in the Life Sciences and Health segments from those of 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core businesses generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics does not generate significant revenue and is incurring substantial operating losses and negative cash flow as it builds its business. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses and we therefore discuss MDS Proteomics separately.

Earnings per share before goodwill amortization and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under generally accepted accounting principles. We believe that disclosing the components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Overview

MDS is a global health and life sciences company. MDS provides a range of services and manufactures and sells a variety of products designed to improve the health and well-being of people worldwide. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

1. radioisotopes used for nuclear medicine and for sterilization;

2. advanced analytical instruments based on mass spectroscopy used primarily in drug development;

3. pharmaceutical research and development services;

4. diagnostic laboratory testing services; and,

5. distribution of medical supplies and equipment.

In addition, through MDS Proteomics, we conduct research in proteomics, the science of protein-to-protein interactions.

Fiscal 2002 was an important year for MDS and we are pleased with the results we achieved. It was a year in which we gained significant traction in our pharmaceutical research markets, delivering 18% revenue growth over the prior year. In addition, we achieved 36% revenue growth in analytical instruments. Growth in these markets led to a 28% increase in operating income for the core business segments.

These achievements, along with other important fiscal 2002 events, are discussed in more detail later in this report.

Critical Accounting Policies

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

i. Revenue Recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

Certain of our products, particularly some related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped and title typically does not pass to our customer until the acceptance has been received. In these cases, revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and we have not historically incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature and terms of services to be provided.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested service and have the right to bill our customer.

Revenues for services provided under long-term contracts are recognized on a percentage-of-completion basis, usually pro rata based on the incurrence of cost. To calculate revenue, we must estimate the total revenue and total cost (including all costs to complete) of the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but not yet billed is recorded in inventory as *service contracts work in process*. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work in process. If recoverability is in doubt, the value of work in process is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liability section of the statement of financial position.

Consolidated Revenues
($ billions)



1.0	1.1	1.4	1.6	1.8
98	99	00	01	**02**

ii. Valuation of Long-Term Investments

MDS maintains portfolio investments in a number of public and private companies. These investments are accounted for at cost or by the equity method. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

iii. Valuation of Goodwill

Effective with the beginning of fiscal 2002, companies were no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

We completed an assessment of goodwill upon adoption of the new standards at the beginning of fiscal 2002 and again at year-end. No reduction in the carrying value of goodwill was required based on this review.

iv. Income Taxes

MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

v. Capital Assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

Costs incurred on assets under construction are capitalized as construction-in-progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted expected net future cash flow generated by the assets. If there is no



Capital Expenditures
($ millions)

Research & Development

($ millions)



reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

vi. Research and Development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with long-term investments and other on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to seven years.

Management undertakes a periodic review of all projects on which deferred development costs have been recorded to determine if the carrying value of the costs can be recovered from the undiscounted expected net future cash flow generated by sales of the product. If there is no reasonable expectation that the costs can be recovered, the carrying value of the deferred costs is reduced and the excess charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the product, as well as its expected market acceptance. Deferred product development costs generally relate to products on which we have traditionally earned a high gross margin. We have not historically recorded any material charges to reduce the carrying value of our deferred product development costs.

Fiscal 2002 Operating Results

Fiscal 2002 was a year of significant revenue growth as consolidated revenues rose 10% to $1.8 billion. Revenue growth was attributable primarily to our pharmaceutical and biotechnology customers, and revenues from our research services and analytical instrument businesses increased 18% and 36%, respectively, over the prior year. This strong performance contributed to a 38% increase in consolidated operating income for the year.

Summary of Consolidated Results	2002	2001	Change	2000	Change
Revenues	1,792	1,636	10%	1,435	14%
Operating income	212	154	38%	178	(13%)
Earnings per share	$ 0.75	$ 0.83	(10%)	$ 1.01	(18%)

[Tabular amounts are in millions of Canadian dollars, except where noted. Earnings per share throughout this report refers to earnings per share before goodwill amortization.]

Reported earnings per share are affected by a number of items. The table below provides a breakdown of the components of earnings per share to assist you to gain an understanding of the effect of events and transactions that occurred each year.

	2002	2001	2000
Earnings per share from core businesses	$ 1.02	$ 0.70	$ 0.75
MDS Proteomics operations	(0.27)	(0.17)	(0.05)
Dilution gains on shares issued by MDS Proteomics	—	0.33	0.29
Restructuring charges	—	(0.16)	(0.11)
Pre-acquisition investment tax credits	—	0.13	—
Capital gains on sale of investments	—	—	0.13
	$ 0.75	$ 0.83	$ 1.01

Segment Operating Results

Revenues

Life Sciences—Overall, Life Sciences revenues grew 14% this year compared with 16% for fiscal 2001 over fiscal 2000. Particularly strong performances from research services and analytical instruments were the main factors in these increases. Fiscal 2002 growth was organic as no new businesses were acquired during the year. The comparison of 2001 to 2000 is affected by the acquisition of Phoenix International Life Sciences part way through fiscal 2000.

	2002	2001	Change	2000	Change
Gamma sterilization	61	62	(2%)	71	(13%)
Nuclear medicine	212	201	5%	185	9%
Therapy systems	70	80	(13%)	77	4%
Isotopes	343	343	—	333	3%
Bioanalytical and early clinical	224	203	10%	173	17%
Clinical research and central lab	162	133	22%	82	62%
Discovery and preclinical	122	94	30%	75	25%
Pharmaceutical research services	508	430	18%	330	30%
Analytical instruments	217	160	36%	143	12%
Total	1,068	933	14%	806	16%

Our gamma sterilization business has been affected since 1999 by a restriction in supply of cobalt-60, the radiation source for this business. Our revenues from gamma sterilization are not expected to increase substantially until late in fiscal 2003 when we anticipate new cobalt will be shipped from the Pickering nuclear reactors owned by Ontario Power Generation.

Sales in nuclear medicine have remained steady, growing 5% this year. In recent years, increased global availability of certain isotopes has served to limit pricing in some markets, acting as a constraint on revenue growth. We were pleased this year when Zevalin, a radiolabelled therapeutic agent developed by IDEC Pharmaceuticals Corporation for the treatment of non-Hodgkin's lymphoma that contains our yttrium-90 isotope, received FDA approval. Sales of Zevalin began in the spring but have been slow as the US Medicare reimbursement code was not effective until

**Life Sciences
Segment Revenue**

($ millions)



451	593	806	933	1,068
98	99	00	01	02

October 2002. Acceptance of this new treatment has been encouraging and we expect to experience better revenue growth in this market in 2003. Zevalin is the first radiotherapeutic to be approved in the US and we are working with a number of biotechnology companies to develop other radiolabelled compounds.

Revenue growth in therapy systems has been negligible and in June 2002 we sold our high dose rate brachytherapy business for $17 million. No gain or loss arose from the transaction. The business contributed about $14 million of revenue annually and the sale of the business caused the drop in therapy systems revenues. Within therapy systems, our Oncentra treatment planning system continues to generate increased market interest and there are now 25 projects globally that involve the installation of the system. We are encouraged with the growing interest in our system and are hopeful that this will translate into further orders in fiscal 2003.

Fiscal 2002 was a particularly satisfying year for MDS Pharma Services after the difficult year of integration and competitive and regulatory changes that affected the business in 2001.

During the year, we experienced solid sales growth in all of the lines of business that make up MDS Pharma Services and the return to our traditional market share within the generic pharmaceuticals markets anchored this growth. Revenue growth in bioanalytical and early clinical in 2002 was heavily leveraged to this group of customers.

In comparing fiscal 2001 to the prior year, we note that revenues from generic customers fell in the early part of 2001, partly as a result of consolidation in the industry and regulatory changes that reduced the amount of testing required prior to approval. In addition, our own integration efforts that year affected our ability to execute our business plan. Combined, these factors caused a 43% drop in generic revenues in 2001. This decline offset the otherwise significant increase in research services revenues between fiscal 2000 and fiscal 2001 that resulted from the acquisition of Phoenix part way through fiscal 2000.

In fiscal 2001, we launched the API 4000 model of mass spectrometers, an event that propelled substantially improved revenues in the latter half of that year and drove revenues from analytical instruments up 12% compared to 2000. Sales strength for the new model has been maintained in fiscal 2002 and, overall, instruments revenues are up a further 36% to $217 million. Sales of the API 3000 remained strong in fiscal 2002. On a combined basis, unit sales of high-end equipment were up one-third, year over year.

During the second quarter of this year, the ABI/MDS Sciex partnership secured a significant court decision when a US judge found Micromass (a division of Waters Corporation), a major competitor in many of our instrument markets, to have violated certain key patents covering technology we developed and use in the API line of mass spectrometers. Under the judgment, Micromass must pay the partnership US$52 million and has been ordered to cease selling the infringing equipment in the US. Micromass has appealed the judgment but, pending the hearing of the appeal, continues to be bound by the injunction. We are currently pursuing legal remedies in other jurisdictions as well.

Micromass does not produce equipment that competes with the sensitivity of the API 4000, and this judgment helped us to maintain sales volume of the API 3000 in the US. Our 50% share of the award has been treated as a contingent gain and it has not been recorded at this time.

Health—Diagnostics revenues were up 11% compared to fiscal 2001. Distribution revenues from continuing businesses were up marginally; however, reported distribution revenues dropped 13% as a result of the sale of MDS Matrx to a management-led group in the second quarter.

	2002	2001	Change	2000	Change
Canadian laboratories	390	357	9%	336	6%
US laboratories	141	123	15%	90	37%
Diagnostics	531	480	11%	426	13%
Distribution	190	220	(14%)	201	9%
Total	721	700	3%	627	12%

Canadian laboratory revenues have gradually strengthened as we now have fee agreements in place in each of our significant provincial markets. During fiscal 2002, we completed fee negotiations in our second largest market, British Columbia. This new agreement provides for a fee increase. The agreement covers the period since April 2001.

No new US laboratory partnerships were completed in fiscal 2002. We continued to manage the Duke University Health System laboratories under contract, covering other aspects of the business relationships. We also entered into a new relationship with Associated Regional and University Pathologists Laboratory (ARUP) in Utah. Under this agreement we will send esoteric testing from our US hospital network to ARUP and they will promote MDS to their current hospital client base.

In fiscal 2001, we bought out our partner in Hudson Valley Laboratories, a venture that we had previously accounted for on a proportionately consolidated basis. This change in accounting basis, combined with the Duke management fees, accounted for the increase over fiscal 2000.

Distribution revenues at 50%-owned Source Medical are up 3% compared to last year. The modest change was a result of the loss of the Baxter Canada distribution agreement last year. While this contract loss was largely offset by new and more profitable contracts by year-end, revenue growth in the early part of fiscal 2002 was affected.

During the second quarter of 2002, we sold our interest in MDS Matrx, a business that was not generating adequate returns and generated revenues of $46 million in 2001.

Operating Income

	2002			2001			2000		
	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	1,068	205	19%	933	143	15%	806	148	18%
Health	721	59	8%	700	64	9%	627	42	7%
Core businesses	1,789	264	15%	1,633	207	13%	1,433	190	13%
Proteomics	3	(52)	n/m	3	(53)	n/m	2	(12)	n/m
	1,792	212	12%	1,636	154	9%	1,435	178	12%

n/m—not meaningful

**Health
Segment Revenue**
($ millions)



551	589	627	700	**721**
98	99	00	01	**02**

Life Sciences—Life Sciences operating income increased 43% this year. The operating margin increased to 19%. Strong performance in analytical instruments and research services drove this margin gain. Sales of high-end analytical instruments generate high margins. Similarly, revenue growth in bioanalytical and early clinical research services produces higher margins due to the high fixed-cost nature of those businesses. Growth in service revenue from generic drug customers accounts for a major portion of the operating margin improvement. This reversed the impact that was felt on operating margins in fiscal 2001 resulting from reduced volume from this customer group.

Operating income for Life Sciences includes our share of the net management fee income and investment gains earned by MDS Capital Corp. For 2002, this amounted to $6 million, compared to $2 million in 2001 and $3 million in 2000. The increased income for 2002 principally reflects an investment gain earned by MDS Capital Corp. on the sale of its interest in Drug Royalty Corporation in the second quarter.

Health—Diagnostics revenue growth led to higher operating income within the Health segment. This increase was offset though by declining operating income at Source Medical due to the loss of the Baxter contract and the disposal of MDS Matrx that resulted in a loss of $7 million. Setting aside the loss on the sale, operating income for the segment increased 3% and the operating margin was in line with 2001. Better fee agreements achieved in the Canadian diagnostics business since 2000 account for the improved margins since that year.

Proteomics—The operating loss from MDS Proteomics was $52 million, level with last year and up substantially compared to 2000. The loss includes $13 million of depreciation compared to $10 million in 2001 and $1 million in 2000. Cash spending on proteomics-related research activities was reduced during the fourth quarter.

Other Expenses

Interest—Net interest expense for the year was $11 million, up slightly compared with the expense in 2001 and down significantly compared to 2000. Continued low interest rates in North American markets have largely offset interest charges resulting from higher levels of borrowing. The majority of our long-term debt is borrowed using instruments that bear short-term interest rates and we have been able to minimize our borrowing costs as a result.

Minority interest—Minority interest has decreased this year due primarily to the increased after-tax loss of MDS Proteomics.

Income tax expense—The effective income tax rate for 2002 was 46%. This is up compared to 2001 at 41.4% and 2000 at 34.1%. Income before tax for 2001 included $54 million of non-taxable dilution gains resulting from the issuance of shares by MDS Proteomics. Excluding this item, the tax rate for 2001 was 57%. The decrease in the effective tax rate, excluding the impact of the dilution gain, reflects declining rates of taxation in our prime Canadian markets and a return to profitability in Europe. No income tax benefit has been recorded for European losses available at the end of the year.

Prior to July 2002, losses incurred by MDS Proteomics were given tax effect at a future tax rate of 30%. In August, MDS completed a tax reorganization of the Company that will enable MDS to realize the cash value of these tax losses in future years. As a result of this reorganization, no tax benefit has been recorded for MDS Proteomics' losses incurred in the fourth quarter of this year.

Liquidity and Capital Resources

Consolidated Working Capital	2002	2001	Change	2000	Change
Operating working capital	101	52	94%	49	6%
Current ratio	1.7	1.5	n/m	1.7	n/m
Accounts receivable turnover	5.5	5.5	n/m	5.1	n/m
Inventory turnover	11.7	10.0	n/m	10.4	n/m

Operating working capital represents accounts receivable plus inventory less accounts payable and deferred income. The increase compared to fiscal 2001 results primarily from increased accounts receivable in our research services business and a corresponding reduction in deferred contract revenue as customer deposits were applied against billings rendered for work performed.

Capitalization	2002	2001	Change	2000	Change
Cash, net of bank indebtedness	184	171	8%	298	(43%)
Long-term debt	615	553	11%	551	—
Long-term debt to total capital ratio	31%	31%	n/m	32%	n/m

At year-end, we had drawn $510 million from our long-term debt facility. This facility is available from a syndicate of five banks and can be drawn in either Canadian or US dollars. The facility is revolving, unsecured, and bears interest at floating rates based on defined operating ratios of the Company. A portion of this facility expires in February 2003.

Subsequent to the end of the fiscal year, we completed a US$311 million private placement. The proceeds of this debt issue will be used to repay and cancel the two tranches of our existing long-term bank debt that expire in 2003. The new debt issue consists of five separate series of senior unsecured notes payable, bearing interest at fixed rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and principal repayments begin in 2007.

Borrowings from other facilities totalled $105 million at year-end. The majority of this debt pertains to the MAPLE project and to capital lease obligations.

Year-end borrowings include $157 million of debt denominated in US dollars, up from $139 million at the end of 2001. The balance is denominated in Canadian dollars.

Consolidated Cash Flows	2002	2001	Change	2000	Change
Cash flow from operations	274	152	80%	169	(10%)
Cash flow from operations as a percent of operating income	129%	99%	n/a	95%	n/a
Purchases of capital assets	(152)	(115)	37%	(135)	(15%)
Other investing activities	(47)	(10)	370%	(250)	(96%)
Long-term debt issues (repayments)	58	(16)	n/m	256	n/m
Shares issued by MDS and subsidiaries	5	43	(88%)	206	(79%)
Deferred income and other	(11)	(75)	(85%)	93	n/m
Other financing activities	(26)	(31)	(16%)	(36)	(14%)

Operating cash flows—Cash from operations increased sharply in 2002 on the strength of growth in operating income. Cash from operations represented 129% of operating income in 2002 compared to 99% and 95% in 2001 and 2000, respectively. The significant increase in 2002 is because net income for 2001 and 2000 included significant non-cash dilution gains. Cash invested in working capital amounted to $88 million, mostly due to investment in accounts receivable and a reduction in deferred income.

Purchases of capital assets—Over the past three years we have invested in a number of large capital projects. These capital projects include:

	2002	2001	2000
MAPLE isotope facility	$ 43	$ 30	$ 64
Radiopharmaceutical manufacturing facility and cobalt production capacity	21	4	1
Vancouver cyclotron	13	2	—
Pharma Services facility expansion	26	7	—
MDS Proteomics	3	29	9
Other capital expenditures	46	43	61
Total purchases of capital assets	$ 152	$ 115	$ 135

Construction costs associated with the MAPLE project now total $291 million, making it the second largest investment ever made by MDS, after the purchase of Phoenix. Total costs include capitalized financing costs over the life of the project of $36 million, and equipment installation and testing amounting to $49 million, of which $15 million were incurred in fiscal 2002. Completion of MAPLE has been delayed nearly 2½ years beyond the planned completion date due primarily to construction deficiencies and associated regulatory delays. We are currently pursuing options for reimbursement of a portion of the cost overrun caused by the delay. No provision for any additional recovery of these costs has been recorded.

The large capital projects listed above serve a dual purpose of maintaining and upgrading existing facilities as well as expanding our production capacity for key lines of business.

Other investing activities—During 2002, we invested $24 million in Iconix Pharmaceuticals Inc. in connection with the joint development of a new chemogenomics database sold under the trade name DrugMatrix™ by a third partner, Incyte Genomics Inc. Under the terms of the joint development project, MDS provides pharmacology profiling services to populate the database while Iconix provides technology to access and manipulate the information.

Other investing activities in fiscal 2000 predominately comprise acquisitions made in the year, including the net cash component of the $497 million acquisition of Phoenix. The purchase of Phoenix was partially financed by the issuance of Common shares valued at $236 million. The cash cost of this and other acquisitions was financed during the course of the year through the issuance of $256 million of long-term debt.

Deferred income and other—Included in deferred income and other in fiscal 2000 is $79 million of proceeds received from the sale of Special Warrants by MDS Proteomics. Under the terms of the Warrants, MDS retained an obligation to purchase the Warrants from investors for an agreed price in the event that MDS Proteomics failed to complete an initial public offering. We recorded this obligation as a long-term liability in deferred income and other. During 2001, the majority of Warrant holders exercised their right to put the Warrants to MDS, resulting in a $78 million reduction in this long-term obligation. The remaining Warrants were purchased by MDS in fiscal 2002 for cash consideration of $3 million and the issuance of 334,225 Common shares.

Risks and Uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.



International Revenues
($ billions)

1.1
1.0
0.9
0.7
0.5

98 99 00 01 **02**

Exposure to foreign currencies

Approximately 37% of Life Sciences revenue is earned outside of Canada and a further 55% results from exports from Canada. The majority of our exported products and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our 15% growth targets, but this growth will subject MDS to volatility associated with changes in the value of the Canadian dollar.

We manage this exchange rate risk principally through the use of forward contracts. At October 31, we had outstanding US dollar forward contracts totalling US$286 million at an average rate of $1.59 covering the period November 2002 to September 2004. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002 and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002, the Canadian dollar strengthened and, as a result, our contracts have incurred an unrealized increase in market value of $3 million. We do not hedge our revenue or expense stream for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.

Acquisition and integration

During the past several years, MDS has made acquisitions of various sizes, particularly in the Isotope and Pharmaceutical Services areas. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions, such as the purchase of Phoenix in 2000, will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development

During fiscal 2002, we spent $85 million on research and development, principally within our analytical instruments and Proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology and know-how provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties, and in 2002, we were successful in our claims against Micromass. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.

Supply of reactor isotopes

Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with our primary supplier, Ontario Power Generation Inc. This new supply will begin to be available to us in 2003. Production of cobalt takes 18 to 24 months through the utilization of special processes in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors. Changes in these schedules could impact the timing of our cobalt purchases.

Medical isotopes are produced in research reactors and in cyclotrons. These facilities are expensive to build and to operate and there are a limited number of them in the world. The most common reactor isotope used for medical purposes is molybdenum that we acquire from Atomic Energy of Canada Limited (AECL). We are constructing our own reactors and processing facility to increase the available supply and provide back-up capacity. We have experienced delays in completing this facility and until this facility begins operating we remain dependent on the existing NRU reactor operated by AECL. This reactor is to be decommissioned in 2005 and currently produces the majority of our molybdenum supply. We have back-up arrangements in place; however, until the MAPLE facility is fully functional, we are exposed to risk of failure of the NRU reactor.

Government regulation and funding

Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our diagnostics businesses in Canada and the US are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to health care spending, and decisions can be made regarding funding that are largely beyond our control. The level of reimbursement for diagnostic testing can have a material impact on our operating results and cash flows in a year.

Financing MDS Proteomics

MDS Proteomics expects to invest heavily over the next several years in new and developing technologies. These technologies hold the promise of revolutionizing the way in which drugs are discovered and developed. Information and methods discovered may also have diagnostic applications. MDS has financed the major portion of this development spending for the past three years but more recently financing has been arranged with strategic partners. Continuation of this research will require significant funds and the availability of funding on reasonable terms will be an important determinant of the ability of the company to pursue its research program. Although we are focused on attracting additional investors and strategic partners to MDS Proteomics, it is not possible to predict the likelihood or timing of new investment or other relationships.

Venture capital investments

The financial markets have been difficult for biotechnology companies this year. We are monitoring these markets, both for the impact on our own long-term investments, and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds this year and from time to time it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

Litigation and insurance

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have any material adverse impact. We maintain a global insurance program with liability coverage up to $70 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Outlook

We are pleased with the results we achieved in fiscal 2002 and we believe that our businesses are well positioned as we enter 2003. Sales of analytical instruments grew at a near-record pace. Our API 4000 sold well and orders continue at a strong pace. We are also seeing strong order activity on the new Q TRAP™ instrument that we introduced this year. We are working on other new products that will be introduced over the next several quarters and we expect revenue growth in this business to be at traditional levels in 2003.

Our pharmaceutical research services rebounded nicely in 2002 and this business enters 2003 with improved momentum. We signed new late-stage contracts during 2002 and our backlog is strong. While early-stage contracts typically extend only a few months, the strength in this market is encouraging as we look to next year. Our success with our new program management offering and with our dedicated clinical pharmacology agreement with Sankyo Pharma opens new growth opportunities for us.

Our medical isotopes business continues to perform well and we are seeing initial signs that Zevalin will sell well now that the reimbursement codes are in place. We are currently working on several other radiotherapeutic products and these products offer significant opportunities for growth in isotopes beyond fiscal 2003. Our investments in a new cyclotron, radiopharmaceutical manufacturing and processing capacity and the MAPLE facility will enable us to exploit these global opportunities and to extend our position as a pre-eminent supplier of critical medical isotopes.

Our diagnostics businesses have experienced two strong years and we are pleased with the progress made in setting more appropriate fee levels. Canadian operations are expected to operate smoothly next year and the more significant growth opportunities remain in the US market. We expect completion of the Duke agreement to open new doors for us in this important market. Our growing credibility in this market is demonstrated by our new working relationships with Duke and with ARUP.

Spending by MDS Proteomics had a dramatic impact on our reported earnings for 2002. We expect spending by MDS Proteomics to be below current levels in 2003 and will continue to work towards raising additional outside capital. The overall impact on earnings is expected to be similar to this year, as tax losses will no longer create accounting tax assets.

Management

The accompanying consolidated financial statements of **MDS Inc.** have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in note 1 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been prepared within reasonable limits of materiality.

The Board of Directors has appointed an Audit Committee consisting of three outside directors. The Committee meets during the year to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.

The financial information throughout the text of this annual report is consistent with the information presented in the financial statements.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

External Auditors

The auditors' opinion is based upon an independent and objective examination of the Company's financial results for the year, conducted in accordance with generally accepted auditing standards. This examination encompasses an understanding and evaluation by the auditors of the Company's accounting and internal control systems as well as the obtaining of a sound understanding of the Company's business. The external auditors conduct appropriate tests of the Company's transactions and obtain sufficient audit evidence in order to provide them with reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles, thus enabling them to issue their report to the shareholders.

Ernst & Young LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and have reported thereon in their December 18, 2002 report.

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

The Company changed its methods of accounting for goodwill and other intangible assets and earnings per share in 2002, and for pension benefits in 2001, as described in note 1.

Toronto, Canada
December 18, 2002

/s/ Ernst & Young LLP
Chartered Accountants

As at October 31 (millions of Canadian dollars)	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ 194	$ 183
Accounts receivable (note 7)	328	299
Inventories (notes 2 & 7)	153	162
Income taxes recoverable	21	8
Prepaid expenses	25	24
Future tax assets (note 12)	—	5
	721	681
Capital assets (notes 3 & 7)	740	661
Future tax assets (note 12)	35	72
Long-term investments and other (note 4)	267	212
Goodwill	779	776
Total assets	**$ 2,542**	**$ 2,402**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness (note 7)	$ 10	$ 12
Accounts payable and accrued liabilities	317	320
Deferred income	63	89
Income taxes payable	17	22
Current portion of long-term debt (note 7)	13	17
	420	460
Long-term debt (note 7)	602	536
Deferred income and other (notes 6(b) & 8)	59	81
Future tax liabilities (note 12)	51	21
Minority interest	56	61
	1,188	1,159
(Commitments and contingencies—note 16)		
Shareholders' equity		
Share capital (note 9)	805	789
Retained earnings	543	457
Cumulative translation adjustment (note 18)	6	(3)
	1,354	1,243
Total liabilities and shareholders' equity	**$ 2,542**	**$ 2,402**

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

/s/ Wilfred G. Lewitt   **/s/ Robert W. Luba**
Director   Director

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000
Revenues	**$ 1,792**	$ 1,636	$ 1,435
Direct costs	**(1,132)**	(1,067)	(953)
Other operating costs	**(369)**	(342)	(265)
Depreciation and amortization	**(87)**	(78)	(59)
Restructuring activities, net (notes 6 & 10)	**—**	2	(14)
Equity earnings and investment gains	**8**	3	34
Operating income	**212**	154	178
Gain from issue of shares by a subsidiary (note 6(b))	**—**	54	37
	212	208	215
Interest expense	**(17)**	(20)	(22)
Dividend and interest income	**6**	12	11
Minority interest	**(5)**	(2)	(9)
Income before income taxes	**196**	198	195
Income taxes (note 12)—current	**(59)**	(92)	(63)
—future	**(32)**	10	(4)
Income before amortization of goodwill	**105**	116	128
Amortization of goodwill	**—**	(43)	(18)
Net income	**$ 105**	$ 73	$ 110
Earnings per share (note 9(e))—basic	**$ 0.75**	$ 0.52	$ 0.86
—diluted	**$ 0.74**	$ 0.51	$ 0.84

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000
Retained earnings, beginning of year	**$ 457**	$ 405	$ 324
Net income	**105**	73	110
Repurchase of shares and options (note 9)	**(6)**	(9)	(19)
Dividends	**(13)**	(12)	(10)
Retained earnings, end of year	**$ 543**	$ 457	$ 405

See accompanying notes

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000
Operating activities			
Net income	$ 105	$ 73	$ 110
Items not affecting current cash flow (note 14)	169	79	59
Cash flow from operations	274	152	169
Changes in non-cash working capital balances			
relating to operations (note 14)	(88)	(75)	(40)
	186	77	129
Investing activities			
Acquisitions (note 6)	(16)	(15)	(214)
Purchase of capital assets	(152)	(115)	(135)
Proceeds on divestitures	23	—	—
Purchase of long-term investments and other	(54)	(9)	(26)
Other	—	14	(10)
	(199)	(125)	(385)
Financing activities			
Long-term debt issued	69	212	320
Long-term debt repayments	(11)	(228)	(64)
Increase in deferred income and other	(11)	(75)	93
Payment of cash dividends	(10)	(10)	(8)
Issuance of shares	5	5	206
Repurchase of shares and options	(5)	(11)	(20)
Issuance of shares of subsidiary for cash	—	38	—
Minority interest distributions	(10)	(7)	(9)
Cash effects of translation of foreign subsidiaries	(1)	(3)	1
	26	(79)	519
Increase (decrease) in cash position during the year	13	(127)	263
Cash position, beginning of year	171	298	35
Cash position, end of year	$ 184	$ 171	$ 298

Cash position comprises cash and cash equivalents less bank indebtedness
See accompanying notes

Cash interest paid	$ 19	$ 30	$ 26
Cash income taxes paid	$ 24	$ 62	$ 26

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures. All significant intercompany balances and transactions have been eliminated. The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 20.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Long-term investments and other

The accounts of all subsidiary companies are consolidated from the dates of acquisition.

Investments in joint ventures are accounted for using the proportionate consolidation method. Under this method the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

Investments in significantly influenced companies are accounted for by the equity method.

Other long-term investments are carried at cost. If there is an other-than-temporary decline in value, these investments are written down to the estimated net realizable value.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction, and installation costs, related to assets that are under construction and in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5%–4%
Equipment	10%–33%
Computer systems	20%–33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.
Facility modifications	Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Research and development costs

The Company carries on various research and development programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed as incurred. Development costs, which meet generally accepted criteria including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to seven years.

Goodwill

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Effective November 1, 2001, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and intangible assets and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if a permanent impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Retirement plans

MDS has adopted the new CICA recommendations with respect to accounting for pension benefits prospectively, effective November 1, 2000.

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

Revenues

Revenues are recorded when goods or services are provided to customers. Certain revenues received from diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method. Losses, if any, on such contracts are provided for in full at the time they are identified. Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Stock-based compensation plan

The Company has a share-based compensation plan as described in note 9(b). No expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees for the purchase of shares on the exercise of stock options is credited to share capital. Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings. Effective October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year. Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Earnings per share

Effective November 1, 2001, the Company adopted CICA Handbook Section 3500, "Earnings per Share," which requires the use of the treasury stock method to calculate diluted earnings per share. The requirements of Section 3500 were adopted retroactively and diluted earnings per share figures for the prior years were restated.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits, and investments with maturities of three months or less.

2. Inventories

	2002		2001	
Raw materials	$	85	$	70
Manufacturing work in process		23		22
Finished goods		37		47
Service contract work in process		8		23
	$	153	$	162

3. Capital Assets

| | 2002 | | | 2001 | |
	Cost	Accumulated Depreciation		Cost	Accumulated Depreciation
Land	$ 37	$ —	$ 33	$ —	
Buildings	159	34	131	31	
Equipment	350	201	351	187	
Computer systems	141	83	139	85	
Leaseholds	78	38	71	33	
Facility modifications	40	23	43	29	
Construction in progress	314	—	258	—	
	1,119	$ 379	1,026	$ 365	
Less: accumulated depreciation	(379)		(365)		
Net book value	$ 740		$ 661		

Construction in progress includes $36 million (2001—$29) of capitalized financing costs.

4. Long-term Investments and Other

	2002	2001
Investments in significantly influenced companies and partnerships	$ 42	$ 38
Assets pledged as security on long-term debt (note 7)	46	47
Venture capital investments	115	78
Other long-term investments	42	29
Other intangibles	22	20
	225	174
	$ 267	$ 212

(a) Operating income for the year includes $8 million (2001—$3; 2000—$9) as the Company's share of earnings of significantly influenced companies and partnerships.

(b) Certain long-term investments are in development-stage enterprises and, as such, have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. Adverse developments could result in write-downs of the carrying values of these investments.

(c) Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $8 million (2001—$20) compared with a carrying value of $9 million (2001—$9).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $10 million (2001—$31) and a combined carrying value of $23 million (2001—$24). During 2000, the Company sold some of its holdings in these securities realizing gains of $25 million (2001—nil)

In addition to these marketable securities, the assets pledged as security on long-term debt have a fair value which approximates their carrying value. The estimated fair value of the remaining long-term investments is not readily determinable.

(d) Other intangibles includes $14 million of unamortized deferred development costs (2001—$18; 2000—$20).

5. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds approximately 50% interests. Following are condensed combined balance sheets and statements of income reflecting 100% of joint venture operations in which the Company has an interest:

	2002	2001	2000
Current assets	$ 207	$ 210	$ 215
Other assets	78	79	73
	$ 285	$ 289	$ 288
Current liabilities	$ 101	$ 126	$ 188
Long-term debt	19	22	7
Equity	165	141	93
	$ 285	$ 289	$ 288
Net revenues	$ 878	$ 716	$ 649
Operating income	$ 179	$ 95	$ 88
Cash flow from operating activities	$ 149	$ 70	$ 145

Cash outflow from investing activities for the joint ventures totalled $20 million (2001—$24; 2000—$30) and cash inflow (outflow) from financing activities (excluding transactions with partners) totalled ($3) million (2001—$4; 2000—$1).

6.   Acquisitions and Divestitures

(a) Life Sciences and Health Segments

2002—During the year, the Company disposed of a part of its therapy systems business and a part of its distribution business for total proceeds of $23 million. No gain or loss resulted from the sale of the isotope business. A loss of $7 million was recorded on the sale of the distribution business. These businesses had annual revenues of $14 million and $46 million respectively.

2001—During fiscal 2001, the Company made a number of small acquisitions in the Health segment at a total cost of $3 million. Companies acquired in fiscal 2001 had annualized revenues of $2 million and accounted for $1 million of revenues reported during the year.

2000—Effective April 7, 2000, the Company acquired 100% of the outstanding shares of Phoenix International Life Sciences Inc. ("Phoenix") of Montreal, Canada. Phoenix was a contract research organization with operations in Canada, the United States, and Europe. On acquisition, the Company set up a liability for integration costs of $27 million. As at October 31, 2002, the accrual has been fully utilized.

Effective March 6, 2000, the Company acquired 100% of the outstanding shares of INH Technologies Inc., a mass spectrometry equipment and accessories company in Calgary, Canada for cash. Effective October 25, 2000, the Company acquired the remaining 50% of Protana AS ("Protana") which it did not already own. Consideration for the acquisition of Protana comprised treasury shares issued by a subsidiary of the Company. As a result, the Company's interest in this subsidiary was reduced and MDS has realized a gain from the issuance of these shares totalling $37 million.

During 2000, the Company completed the acquisition of the shares of Scientific China, Inc. that it did not previously own. Following the acquisition, MDS fully provided for $14 million of deferred start-up costs as restructuring activities.

Companies acquired in fiscal 2000 had annualized revenues of $345 million and accounted for $187 million of revenues reported in 2000.

(b) MDS Proteomics

During 2000, MDS Proteomics Inc. ("MDS Proteomics") completed an issue of 3.3 million Special Warrants, raising $79 million in net proceeds. Each Special Warrant could be exchanged for one Common share of MDS Proteomics and was recorded as a long-term obligation in deferred income and other.

In April 2001, MDS acquired 2.9 million of the Special Warrants at a cost of $78 million. Immediately thereafter the Special Warrants were converted to Common shares. In 2002, MDS acquired the balance of the Special Warrants for $3 million in cash and the issuance of 334,225 Common shares.

During 2001, MDS Proteomics issued treasury shares for cash of $38 million. As a result, the Company's interest in MDS Proteomics was reduced and MDS recorded gains from issuance of these shares totalling $31 million. In January 2001, MDS Proteomics issued treasury shares and options in exchange for the 28% of MDS Ocata Inc. that it did not already own. As a result, MDS's interest in MDS Proteomics was reduced and MDS recorded a gain from the issuance of these shares totalling $23 million.

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to redeem 480,000 of its Common shares at a price of $25 per share. MDS has recorded the payment as a purchase of an additional interest in MDS Proteomics, the majority of which has been recorded as goodwill. MDS's interest in MDS Proteomics increased to 89% because of the redemption.

The total cost of the acquisitions described in (a) and (b) above has been allocated as follows:

	2002	2001	2000
Working capital	$ —	$ (2)	$ (77)
Capital assets	—	—	95
Other long-term assets	—	1	42
Goodwill	14	49	481
	14	48	541
Amounts previously invested	—	—	(4)
Long-term debt and other obligations	10	—	(84)
Minority interest	—	(33)	(3)
Shares issued (2002—334,225; 2000—12,500,000)	(8)	—	(236)
Total cash consideration	$ 16	$ 15	$ 214

7. Credit Facilities

	Maturity	2002	2001
Long-term credit facilities	2005 to 2015	$ 510	$ 457
Other	2003 to 2015	105	96
Total long-term debt		615	553
Current portion		(13)	(17)
		$ 602	$ 536

The Company has long-term credit facilities comprising a $150 million committed revolving five-year term loan, due June 2, 2003, a $216 million one-year term loan due February 8, 2003 (the "Expiring Facilities") and a $150 million 364-day extendible revolving credit with a two-year term option. Amounts borrowed under these facilities bear interest at floating rates to a maximum of prime and are unsecured and subject to certain standard covenants. Long-term credit facilities at October 31, 2002 included US$157 million of borrowings (2001—US$139).

Subsequent to the year-end, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear fixed interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes will be used to repay and cancel the Expiring Facilities. As a result, the Expiring Facilities have been classified as long-term.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2001—$51) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (note 4). The remaining debt, amounting to $52 million (2001—$45), bears interest at annual variable rates tied to bank prime.

Principal repayments of long-term debt, reflecting the impact of the issuance of the Notes, are required as follows:

2003	$ 13
2004	14
2005	35
2006	10
2007	22
Thereafter	521
	$ 615

The Company has operating lines of credit totalling $168 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $35 million. As at October 31, 2002, the Company has borrowed $10 million (2001—$12) related to these credit facilities.

Under the terms of its operating and certain term credit arrangements, the Company is able to make use of bankers' acceptances to borrow at effective interest rates which are, from time to time, lower than bank prime. As bankers' acceptances or similar short-term credit vehicles represent the majority of the Company's long-term debt at October 31, 2002, the carrying value of such debt is a reasonable estimate of its fair value.

8. Deferred Income and Other

Long-term obligations include $38 million of deferred income (2001—$39), of which $37 million arose as a result of the non-interest bearing debt in note 7, and is being amortized over fifteen years using the sum of the years' digits method.

9. Share Capital

(a) Summary of issued share capital

Prior to March 7, 2000, the authorized share capital consisted of an unlimited number of Class A Common shares and Class B Non-Voting shares without par value.

(number of shares in thousands)	Class A Common		Class B Non-Voting		Total
	Number	Amount	Number	Amount	Amount
Balance—October 31, 1999	12,331	$ 22	47,238	$ 317	$ 339
Issued to March 6, 2000	—	—	54	2	2
Conversions and repurchases	(2)	—	(38)	(1)	(1)
Balance—March 6, 2000	12,329	$ 22	47,254	$ 318	$ 340

On March 6, 2000, the shareholders of the Company approved a resolution creating a new class of Common shares for the Company. All existing Class B Non-Voting shares were converted to Common shares on a one-for-one basis. All existing Class A Common shares were converted to Common shares on the basis of 1.05 Common shares for each Class A Common share. On September 26, 2000, the Company effected a two-for-one stock split through the payment of a stock dividend. The terms of all existing share-based plans have been revised accordingly.

(number of shares in thousands)	Common Shares	
	Number	Amount
Balance—October 31, 2000	139,470	$ 782
Issued during 2001	436	8
Conversions and repurchases	(229)	(1)
Balance—October 31, 2001	139,677	789
Issued during 2002	878	16
Conversions and repurchases	(48)	—
Balance—October 31, 2002	**140,507**	**$ 805**

During the year, the Company declared and paid cash dividends of $10 million on Common shares (2001—$10; 2000—$8).

During the year, the Company repurchased 48,300 Common shares (2001—228,900) for $1 million (2001—$4; 2000—$6) under the terms of a Normal Course Issuer Bid. The excess over the stated capital of the acquired shares was charged to retained earnings.

(b) Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees. Under the terms of the Plan the Company may grant options to eligible employees and certain others to maximum amounts as set out below. The exercise price of options issued under the Plan equals the market price of the underlying shares on the date of the grant. Options vest evenly over five years and have a maximum term of ten years.

	2002		2001	
	Number (000s)	Exercise Price	Number (000s)	Exercise Price
Maximum available for issue	12,158		12,315	
Outstanding November 1	6,924	$ 13.87	6,305	$ 11.40
Granted	1,813	19.14	1,430	21.94
Exercised	(157)	3.82	(37)	3.59
Cancelled	(858)	11.44	(774)	8.89
Outstanding October 31	7,722	$ 15.58	6,924	$ 13.87
Options vested at year-end	3,404	$ 12.07	3,109	$ 9.57

Options outstanding at October 31, 2002 comprise:

| | | Options Outstanding | | Options Exercisable | |
| | Weighted Average Remaining | | Weighted Average | | Weighted Average |
Range of Exercise Prices	Contractual Life (Years)	Number	Exercise Price	Number	Exercise Price
$ 2.97 – $ 6.35	3.2	1,508	$ 7.18	1,508	$ 7.18
$ 13.88 – $ 14.88	6.8	2,101	$ 14.13	968	$ 14.18
$ 15.45 – $ 18.98	8.3	2,473	$ 17.82	595	$ 15.69
$ 19.69 – $ 31.50	8.2	1,640	$ 21.80	333	$ 21.69
		7,722	$ 15.58	3,404	$ 12.07

Prior to October 28, 2002, the Plan included terms which enabled option holders to request that the Company repurchase vested options. Under the terms of the Plan, approximately 654,000 options were repurchased in 2002 (2001—606,000; 2000—1,400,000) for $8 million (2001—$10; 2000—$26) and cancelled. Effective October 28, 2002 the terms of the Plan were amended and option holders are no longer able to request repurchase of their vested options.

(c) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments."

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2002	2001	2000
Risk free interest rate	4.2%	5.0%	5.0%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility	0.298	0.311	0.305
Expected time until exercise	5.25	5.25	5.25

The weighted average fair value of options granted is estimated at $5.98 per Common share in 2002, $7.39 per Common share in 2001 and $4.85 per Common share in 2000. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2002	2001	2000
Net income	$ 98	$ 65	$ 108
Earnings per share —basic	$ 0.70	$ 0.46	$ $0.85
—diluted	$ 0.69	$ 0.45	$ $0.83

For comparative purposes only, the above earnings per share amounts reflect the impact of compensation expense related to the fair value of stock options granted beginning in 2000 amortized over a five-year vesting period.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

(d) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price.

Participation in this plan for the year ended October 31, 2002 resulted in the issuance of 171,193 Common shares (2001—140,009) as stock dividends and the issuance of 14,876 Common shares (2001—20,795) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the period preceding the purchase. During the year, the Company issued 168,877 Common shares (2001—179,893) under this plan for $3 million (2001—$3) and 740,510 are reserved for issue.

(e) Earnings per share

(number of shares in millions)	2002	2001	2000
Net income available to Common shareholders	$ 105	$ 73	$ 110
Weighted average number of Common shares outstanding—basic	140	140	128
Impact of stock options assumed exercised	2	2	3
Weighted average number of Common shares outstanding—diluted	142	142	131

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. Basic earnings per share for 2002, 2001 and 2000 were $0.75, $0.83 and $1.01, respectively, and diluted earnings per share were $0.74, $0.81 and $0.98 respectively.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the year. This method computes the number of incremental shares issued by first assuming that all outstanding stock options, with an exercise price less than the Average Market Price, are exercised. Secondly, the proceeds of the options exercised are assumed to be used for the repurchase of shares using the Average Market Price of MDS Common shares for the period.

10. Restructuring Activities

During 2001, the Company exited certain lines of business and restructured certain activities in the Life Sciences segment. The Company recorded a restructuring charge to cover costs associated with these activities, all of which were subsequently incurred. In addition, as a result of the amalgamation of certain legal entities, the Company became eligible for investment tax credits related to expenditures of prior years. No restructuring activities occurred during 2002. The details of the 2001 events are as follows:

2001	
Severance and termination	$ (6)
Assets written off	(20)
Other	(2)
Investment tax credits realized	30
	2
Income taxes	(5)
Net income effect	$ (3)

11. Research, Product Development and New Business Initiatives

	2002	2001	2000
Gross expenditures in the year	$ 85	$ 68	$ 56
Investment tax credits	(8)	(10)	(7)
Recoveries from partners	(17)	(13)	(8)
Development costs capitalized	(7)	(4)	(13)
Amortization of amounts previously capitalized	8	6	4
Net expense for the year	$ 61	$ 47	$ 32

12. Income Taxes

(a) Provision

The Company's effective income tax rate has the following components:

	2002 %	2001 %	2000 %
Combined Canadian federal and provincial tax rate	38.4	42.6	44.0
Increase (decrease) in tax rate as a result of:			
Research and development incentives	(0.8)	(2.6)	(0.6)
Manufacturing and processing rate	(2.0)	(2.8)	(3.2)
Tax rate on foreign operations	1.6	4.3	1.0
Investment dispositions and writedowns	1.8	2.2	1.7
Tax impact of minority interest and equity earnings	0.5	1.1	(0.8)
Federal capital taxes	1.4	0.5	0.4
Revaluation of future income tax assets	—	4.7	—
Other	0.8	(0.3)	(0.1)
	41.7	49.7	42.4
MDS Proteomics losses not recognized	4.7	3.2	—
Gain from issue of shares by MDS Proteomics	—	(11.5)	(8.3)
Effective income tax rate	46.4	41.4	34.1

(b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

Future tax assets		2002		2001
Tax benefits of loss carryforwards				
Pre-acquisition	$	15	$	16
Post-acquisition		48		55
Tax basis in excess of book value		—		7
Investment tax credits		8		31
Provisions and reserves		8		7
Future tax assets before valuation allowance		79		116
Valuation allowance		(44)		(39)
Future tax assets	$	35	$	77

Future tax liabilities		2002		2001
Book value in excess of tax basis	$	(57)	$	(27)
Provisions and reserves		6		6
Future tax liabilities		(51)		(21)
Net future tax assets (liabilities)	$	(17)	$	56

(c) Tax loss carryforwards

As at October 31, 2002, the Company has recorded future tax assets relating to income tax loss carryforwards of $63 million (2001—$71) before valuation allowances. These assets relate to $178 million (2001—$200) of tax loss carryforwards. Of the total losses, $53 million (2001—$66) expire between 2005 and 2009; $77 million (2001—$100) expire between 2010 and 2017; and the remaining $48 (2001—$34) may be carried forward indefinitely.

(d) Investment tax credits

During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $23 million (2001—$61). This amount was attributable to salaries and other research related expenditures incurred in the year and was recorded as a reduction of those expenses. $13 million of the ITCs realized in 2001 related to certain capital expenditures and were recorded as a reduction in the carrying values of the related assets.

13. Retirement Plans

The Company sponsors various post-employment benefit plans including defined benefit pension plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	2002	2001	2000
Service cost	$ 7	$ 5	$ 6
Interest cost	10	9	8
Expected return on plan assets	(12)	(11)	(9)
Recognized actuarial gain	(1)	(1)	(1)
Amortization of net transition asset	(2)	—	—
Net periodic benefit cost	$ 2	$ 2	$ 4

The following assumptions were used in the determination of the net periodic benefit cost:

	2002	2001	2000
Return on plan assets	7.0%	7.0%	7.0%
Real rate of return	3.5%	3.5%	3.5%
Discount rate	7.0%	7.0%	7.0%
Rate of compensation increase	4.8%	5.0%	5.5%
Health care cost trend rate—first six years	8.6%	8.1%	9.0%
—thereafter	4.5%	4.5%	4.5%

Changes in the benefit obligation for the plans were as follows:

	2002	2001
Benefit obligations—beginning of year	$ 139	$ 127
Service cost—pension	5	3
—other benefit plans	2	2
Interest cost	10	9
Benefits paid	(2)	(2)
Actuarial gain	2	—
Benefit obligations—end of year	156	139
Non-pension benefit obligations—end of year	14	12
Total pension benefit obligations—end of year	$ 170	$ 151

Changes in the assets of the plans were as follows:

	2002	2001
Plan assets at fair value—beginning of year	$ 162	$ 169
Actual return on plan assets	(1)	(9)
Benefits paid	(2)	(2)
Company contributions	2	2
Participant contributions	2	2
Plan assets at fair value—end of year	$ 163	$ 162

Amounts recognized in the Company's consolidated statements of financial position related to the pension plan consist of:

	2002	2001
Plan assets in excess of projected obligations	$ 7	$ 23
Unrecognized actuarial loss (gain)	5	(23)
Unrecognized net transition asset	(2)	(3)
	$ 10	$ (3)

14. Cash Flow

Non-cash flow items affecting net income comprise:

Years ended October 31	2002	2001	2000
Depreciation and amortization	$ 87	$ 78	$ 59
Amortization of goodwill	—	45	21
Deferred income	—	—	(5)
Minority interest	5	2	9
Future income taxes	73	(10)	6
Equity earnings (net of distributions)	(3)	(1)	—
Restructuring activities	—	19	14
Dilution and other losses (gains)	7	(54)	(45)
	$ 169	$ 79	$ 59

Changes in non-cash working capital balances relating to operations include:

Years ended October 31	2002	2001	2000
Accounts receivable	$ (37)	$ (17)	$ (17)
Inventories	(4)	(24)	(11)
Accounts payable and deferred income	(33)	25	(49)
Income taxes	(14)	(47)	28
Other	—	(12)	9
	$ (88)	$ (75)	$ (40)

15. Segmented Information

Management has determined that the Company operates within three dominant segments—Life Sciences, Health and Proteomics. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions, which provide health care services to consumers. Health products and services include clinical laboratory testing and distribution of medical products.

Proteomics is focused on research and development in the field of proteomic-enabled drug discovery. Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

Operating results

		Net Revenues	Operating Income (loss) before Restructuring	Restructuring Activities	Amortization: Capital Assets & Other Intangibles	Amortization: Goodwill
Life Sciences	**2002**	**$ 1,068**	**$ 205**	**$ —**	**$ 52**	**$ —**
	2001	933	141	2	49	15
	2000	806	162	(14)	40	13
Health	**2002**	**$ 721**	**$ 59**	**$ —**	**$ 22**	**$ —**
	2001	700	64	—	19	10
	2000	627	42	—	18	7
Proteomics	**2002**	**$ 3**	**$ (52)**	**$ —**	**$ 13**	**$ —**
	2001	3	(53)	—	10	20
	2000	2	(12)	—	1	—
Total	**2002**	**$ 1,792**	**$ 212**	**$ —**	**$ 87**	**$ —**
	2001	1,636	152	2	78	45
	2000	1,435	192	(14)	59	20

Financial position

		Total Assets	Additions: Capital Assets	Additions: Goodwill	Investment in Investees Subject to Significant Influence
Life Sciences	**2002**	**$ 1,915**	**$ 130**	**$ —**	**$ 33**
	2001	1,773	65	7	29
	2000	1,831	203	470	28
Health	**2002**	**$ 448**	**$ 19**	**$ —**	**$ 9**
	2001	431	21	4	9
	2000	402	25	12	9
Proteomics	**2002**	**$ 179**	**$ 3**	**$ 15**	**$ —**
	2001	198	29	77	—
	2000	139	10	45	—
Total	**2002**	**$ 2,542**	**$ 152**	**$ 15**	**$ 42**
	2001	2,402	115	88	38
	2000	2,372	238	527	37

Revenues by customer location

		Canada	US	Europe	Asia	Other
Life Sciences	**2002**	**$ 91**	**$ 538**	**$ 290**	**$ 106**	**$ 43**
	2001	64	492	257	88	32
	2000	67	409	227	69	34
Health	**2002**	**$ 568**	**$ 153**	**$ —**	**$ —**	**$ —**
	2001	531	165	2	1	1
	2000	493	131	2	—	1
Proteomics	**2002**	**$ —**	**$ 1**	**$ 2**	**$ —**	**$ —**
	2001	—	2	1	—	—
	2000	—	2	—	—	—
Total	**2002**	**$ 659**	**$ 692**	**$ 292**	**$ 106**	**$ 43**
	2001	595	659	260	89	33
	2000	560	542	229	69	35

Export sales by Canadian operations during fiscal 2002 amounted to approximately $588 million (2001—$506; 2000—$456).

Capital assets and goodwill

		Canada	US	Europe	Asia	Goodwill
Life Sciences	**2002**	$ **507**	$ **37**	$ **73**	$ **11**	$ **549**
	2001	435	40	50	13	565
	2000	401	55	42	13	581
Health	**2002**	$ **55**	$ **17**	$ **—**	$ **—**	$ **114**
	2001	59	19	—	—	109
	2000	60	16	—	—	113
Proteomics	**2002**	$ **30**	$ **—**	$ **10**	$ **—**	$ **116**
	2001	32	—	13	—	102
	2000	11	—	—	—	51
Total	**2002**	$ **592**	$ **54**	$ **83**	$ **11**	$ **779**
	2001	526	59	63	13	776
	2000	472	71	42	13	745

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services	Distribution	Proteomics
Total	**2002**	$ **343**	$ **217**	$ **508**	$ **531**	$ **190**	$ **3**
	2001	343	160	430	480	220	3
	2000	333	143	330	426	201	2

16. Commitments and Contingencies

(a) Operating expenses

As at October 31, 2002, the Company is obligated under premises and equipment leases to make minimum payments of approximately:

2003	$	36
2004		31
2005		26
2006		21
2007		18
Thereafter		40
	$	172

Rental expense under premises and equipment leases for the year ended October 31, 2002 was $50 million (2001—$49; 2000—$47).

(b) Other long-term commitments

The Company has commitments of $63 million associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by the second half of 2003. The estimated remaining cost of construction of these facilities is $22 million.

Other commitments and guarantees at year-end amounted to $81 million.

Subsequent to year-end, MDS undertook to guarantee a $20 million bank loan on behalf of an investee in exchange for warrants in the investee.

17. Financial Instruments

(a) Foreign exchange and interest rate contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates. From time to time the Company uses foreign exchange forward contracts to manage this foreign exchange risk. Certain Canadian operations of the Company will have net cash inflows in 2002 and subsequent years denominated in US dollars. The Company has purchased forward contracts to hedge a substantial portion of these net cash flows.

In addition, the Company utilizes forward rate agreements ("FRAs") to fix the interest rate on certain of its debt obligations and thereby reduce its exposure to fluctuations in market interest rates.

As of October 31, 2002, the Company had outstanding foreign exchange commitments to sell US$286 million at a weighted average rate of CDN$1.59 maturing over the next 24 months and interest rate agreements having a principal amount of US$50 million. The counterparties for all foreign exchange forward contracts and forward rate agreements entered into by the Company are major Canadian chartered banks.

(b) Credit risk

Certain of the Company's financial assets, including cash and short-term investments, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount which is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2002 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

(c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes—These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Forward contracts—Forward contracts are treated as hedges for accounting purposes. As at October 31, 2002, unrecognized gains (losses) on forward contracts accounted for as hedges amounted to $3 million (2001—($3)). As at October 31, 2002 unrecognized losses on interest rate agreements amounted to $1 million (2001—$1).

18. Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $6 million as at October 31, 2002 (2001—loss of $3) exists primarily due to the weakening of the Canadian dollar against the Euro and the strengthening of the Canadian dollar against the US dollar.

19. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation.

20. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

(a) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:

i) The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods. US GAAP does not permit deferral of gains and losses on revenue-stream hedging unless such contracts hedge committed future sales. Unrealized gains and losses on all contracts not specifically designated as hedges of committed future sales are recorded in earnings.

ii) Gains or losses on translation of the Company's foreign currency denominated long-term debt not accounted for as a hedge of foreign assets are deferred and amortized over the remaining term of the debt. Under US GAAP, gains or losses on translation are included in income as they arise, unless the debt was designated as a hedge of the net investment in foreign operations.

iii) Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited.

Under US GAAP, such costs are included in income as incurred.

iv) Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under US GAAP, as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

Under Financial Accounting Standards Board FIN 44, where a company has a practice of repurchasing stock options for cancellation for cash, the stock option plan is considered to be a variable compensation plan. Increases in the intrinsic value of non-vested stock options are amortized as a deduction from income over the remaining vesting period. Increases in the intrinsic value of vested options are charged directly to income. FIN 44 applies to options issued by the Company subsequent to June 30, 2000. (During fiscal 2002, the impact of changes in the intrinsic value in such options was not material.)

v) Under US GAAP, the cost of in-process research and development acquired as a result of a business acquisition is charged to income in the current year. Under Canadian GAAP, such costs are amortized over their estimated useful lives.

vi) Dilution gains on development stage subsidiaries are not reported in income under SEC accounting requirements.

vii) Under US GAAP, certain acquisition-related restructuring costs are expensed as incurred and are not included as part of the cost of acquisitions.

viii) Under US GAAP, investments in securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income. Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.

ix) The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements. For purposes of US GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 5.

(b) The following table presents the effects on the consolidated statements of income of the above differences:

		2002		2001		2000
Net income under Canadian GAAP	$	105	$	73	$	110
Adjustments:						
Unrealized gains (losses) on forward foreign exchange contracts		6		7		(13)
Unrealized gains (losses) on foreign currency denominated debt		—		—		(5)
Deferred start-up and development costs		(15)		(13)		(15)
Pension costs		—		—		1
Stock options repurchased		(8)		(13)		(24)
Write-off of acquired in-process R&D		—		—		(1)
Gain from issue of shares by a development-stage subsidiary		—		(54)		(37)
Acquisition related restructuring costs		—		1		(5)
Impairment of long-term investment		—		(2)		—
Income taxes		7		7		23
Net income under US GAAP	$	95	$	6	$	34
Earnings per share under US GAAP:						
Basic	$	0.68	$	0.04	$	0.26
Diluted	$	0.66	$	0.04	$	0.26

Under US GAAP, the following consolidated statement of comprehensive income is required:

	2002	2001	2000
Net income under US GAAP	$ 95	$ 6	$ 34
Unrealized gain (loss) on share investments, net of tax	(62)	(62)	77
Foreign currency translation adjustments	—	(1)	2
Comprehensive income (loss)	$ 33	$ (57)	$ 113

(c) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2002	2001
Accounts receivable—trade	$ 277	$ 273
—other	55	26
Current future tax assets	5	9
Capital assets	707	636
Long-term future tax assets	54	91
Long-term investments	193	254
Goodwill	773	764
Accounts payable—trade	139	140
—other	178	179
Long-term future tax liabilities	32	56
Accumulated comprehensive income	19	61
Additional paid-in capital	90	90
Retained earnings	379	304

(d) For purposes of US GAAP, companies are required to disclose the pro forma impact on certain financial statement balances of acquisitions made during a year. Assuming these acquisitions occurred at the beginning of each respective year it would have increased (decreased) these amounts as noted below:

	2002	2001	2000
Revenues	$ —	$ 1	$ 159
Net income	$ —	$ —	$ (9)
Earnings (loss) per share	$ —	$ —	$ (0.07)

(e) Under accounting principles generally accepted in the United States, amortization of goodwill and restructuring provisions would be shown as part of income from operations and amortization of goodwill would not be presented on a net-of-tax basis. Earnings per share before amortization of goodwill would not be presented under accounting principles generally accepted in the United States.

Years ended October 31 (millions of Canadian dollars, except per share data)

	2002	2001	2000	1999
Operating Results				
Revenues	**$ 1,792**	$ 1,636	$ 1,435	$ 1,183
Operating income before goodwill amortization	**212**	154	178	154
Operating income before unusual items	**212**	154	178	154
Net income before unusual items	**105**	19	73	82
Net income before goodwill amortization	**105**	116	128	91
Net income	**105**	73	110	82
Financial Position				
Working capital	**301**	221	312	82
Capital assets	**740**	661	598	427
Other long-term assets	**1,081**	1,060	996	444
Total assets	**2,542**	2,402	2,372	1,299
Long-term debt	**615**	553	551	213
Shareholders' equity	**1,354**	1,243	1,185	669
Capital employed	**1,951**	1,787	1,619	934
Cash Flow				
Cash from operations	**274**	152	169	128
Net share capital issued (repurchased)	**—**	(6)	186	87
Cash dividends paid	**10**	10	8	6
Capital assets purchased	**152**	115	135	143
Acquisitions (divestitures)	**(7)**	15	214	53
Net issue (repayment) of long-term debt	**58**	(16)	256	17
Per Share Data				
Earnings per share before goodwill amortization	**0.75**	0.83	1.01	0.78
Earnings per share	**0.75**	0.52	0.86	0.70
Dividends paid	**0.0932**	0.0863	0.0788	0.0713
Book value per share	**9.63**	8.90	8.50	5.62
Price range	**25.10–18.48**	30.00–16.66	31.90–13.12	17.43–13.76
Weighted average shares outstanding (millions)	**140**	139	128	117
Statistics and Ratios				
Current ratio	**1.71**	1.48	1.67	1.24
Long-term debt to equity	**0.45**	0.45	0.46	0.32
Return on average equity (%)	**8**	6	12	14
Pre-tax return on capital employed (%)	**11**	9	14	16
Number of Employees	**10,885**	10,597	10,379	8,467

	1998	1997	1996	1995	1994	1993	1992
	$ 1,002	$ 930	$ 819	$ 689	$ 653	$ 663	$ 459
	102	114	96	77	60	27	82
	123	114	96	77	67	62	59
	59	63	50	35	29	24	22
	52	68	54	38	37	4	37
	44	63	50	35	34	1	35
	79	43	91	61	106	121	125
	319	252	227	193	163	167	166
	366	341	287	228	224	226	224
	1,069	938	889	730	724	725	640
	191	146	183	139	162	183	196
	506	473	418	356	326	290	291
	874	759	590	512	470	455	449
	104	122	82	74	71	61	52
	(12)	(8)	38	(1)	—	—	1
	6	5	4	4	3	3	3
	94	55	34	30	16	20	18
	26	6	70	33	5	8	100
	39	38	(32)	40	35	16	18
	0.46	0.63	0.50	0.37	0.35	0.04	0.36
	0.51	0.58	0.47	0.34	0.32	0.02	0.34
	0.0638	0.0563	0.0500	0.0438	0.0400	0.0363	0.0363
	4.48	4.19	3.95	3.40	3.11	2.79	2.82
	17.25–12.00	17.38–9.35	9.56–5.00	5.00–3.31	3.75–3.00	4.19–2.65	5.25–3.50
	113	113	109	104	105	104	103
	1.36	1.14	1.32	1.25	1.50	1.60	2.00
	0.38	0.31	0.44	0.39	0.50	0.63	0.67
	9	14	13	10	11	1	13
	15	17	17	15	13	13	15
	7,065	6,830	6,670	6,136	5,863	5,930	5,223

BOARD OF DIRECTORS

Clarence J. Chandran C, H

Wendy K. Dobson C, H

William A. Etherington A, C

John R. Evans C, H

Wilfred G. Lewitt H

Robert W. Luba A, C

Mary Mogford C, E, H

John A. Rogers

Nelson M. Sims A, C, E

R. Michael Warren A, C

A Audit Committee
C Corporate Governance & Nominating Committee
E Environment, Health & Safety Committee
H Human Resources & Compensation Committee

EXECUTIVE MANAGEMENT TEAM

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President, Strategy and Corporate Development

Gary W. Goertz
Executive Vice-President, Finance and Chief Financial Officer

James M. Reid
Executive Vice-President, Organization Dynamics

Edward K. Rygiel
Executive Vice-President and President and Chief Executive Officer, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets and Technology

Ronald H. Yamada
Executive Vice-President, MDS Inc.

R. Ian Lennox
Group President and Chief Executive Officer, Pharmaceutical and Biotech Markets

John A. Morrison
Group President and Chief Executive Officer, Healthcare Provider Markets

Andrea C. Bodnar
Senior Vice-President and Chief Information Officer

Peter E. Brent
Senior Vice-President and General Counsel and Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Douglas J. P. Squires
President, MDS Pharma Services

Africa

Johannesburg, South Africa

Asia

Beijing, China
Causeway Bay, Hong Kong
Tokyo, Japan
Taipei, Taiwan
Singapore, Singapore

Europe

Brussels, Belgium
Fleurus, Belgium
Letnany, Czech Republic
Odense, Denmark
Baillet en France, France
Lyon, France
Paris, France
Sophia Antipolis, France
Freiburg, Germany
Hamburg, Germany
Langenfeld, Germany
Munich, Germany
Budapest, Hungary
Milan, Italy
Belfast, Northern Ireland
Oslo, Norway
Krakow, Poland
Bucharest, Romania
Madrid, Spain
Lund, Sweden
Uppsala, Sweden
Geneva, Switzerland
Zurich, Switzerland
Buckinghamshire, United Kingdom
Wokingham, United Kingdom

North America

Canada

Calgary, Alberta*
Edmonton, Alberta*
Burnaby, British Columbia
(plus 79 other British Columbia lab locations)
Vancouver, British Columbia
Winnipeg, Manitoba*
Moncton, New Brunswick*
Mount Pearl, Newfoundland*
Dartmouth, Nova Scotia*
Concord, Ontario
Mississauga, Ontario
Oakville, Ontario
Ottawa, Ontario
Toronto, Ontario
(plus 129 other Ontario lab locations)
Blainville, Quebec
Laval, Quebec
Montreal, Quebec
Pointe-Claire, Quebec*
St. Laurent, Quebec
Sherbrooke, Quebec*
Regina, Saskatchewan
Saskatoon, Saskatchewan

United States

Phoenix, Arizona
Irvine, California
Fort Lauderdale, Florida*
Tampa, Florida
Atlanta, Georgia*
Boston, Massachusetts
Lincoln, Nebraska
Neptune, New Jersey
Poughkeepsie, New York
Durham, North Carolina*
King of Prussia, Pennsylvania
Brentwood, Tennessee
Memphis, Tennessee*
Charlottesville, Virginia
Bothell, Washington

South America

Buenos Aires, Argentina
Santiago, Chile

* joint venture partnership



MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com